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India: Commercial Start-up of a Liquefied Petroleum
Gas Import and Storage Terminal
Paris, January 14, 2008 — Total announces the commercial start-up of a large scale liquefied petroleum gas (LPG) import and underground storage terminal located in Visakhapatnam, in the south eastern Indian state of Andhra Pradesh.
This facility is owned and operated by South Asia LPG Limited (SALPG), a company equally owned by Total and HPCL, the second largest petroleum refining and marketing public company of India.
With a storage capacity of 60,000 metric tonnes, this terminal is the largest LPG import facility of India, able to accommodate the largest LPG vessels available on the market. It is also the first underground cavern for hydrocarbon storage of India.
With the start-up of this terminal, Total strengthens its position as a participant to the growing LPG market in Asia. Total is already present in India through its activities in Liquefied Natural Gas, LPG marketing, lubricants and specialty chemicals.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com